02056445

EXECUTION COPY

PE
8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

KOREA THRUNET CO., LTD.
(Name of the Registrant)

1337-20, Seocho-2 dong
Seocho-ku, Seoul
Korea 137-751
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K, a press release dated August 28, 2002, announcing the 2nd quarter financial results for the period ended June 30, 2002.

THOMSON

thrunet

FOR IMMEDIATE RELEASE

CONTACT IN KOREA
Korea Thrunet Co., Ltd.
Yong S. Lee
Investor Relations
welcome@corp.thrunet.com
822-3488-8058

CONTACT IN U.S.
Thomson Financial Corporation
Jennifer Angell
Investor Relations
jennifer.angell@tfn.com
212-807-5137

Korea Thrunet Announces 2nd Quarter Financial Results for the Period Ended June 30, 2002

Seoul and New York, August 28, 2002 – Korea Thrunet Co., Ltd. (Nasdaq: KOREA) ("Korea Thrunet"), a major provider of broadband Internet-access services and enterprise network services in Korea, today announced the results of its operations for the second quarter ending June 30, 2002. All 2Q02 figures are unaudited and prepared in accordance with generally accepted accounting principles in Korea.

2Q02 Financial Results: Quarter-over-Quarter and Year-over-Year Comparison

Highlights

- Total revenues decreased 1.6% QoQ and increased 24.9% YoY to KRW 143.2 billion.
- Revenues from Broadband Internet Access Services decreased 2.0% QoQ due to the discontinuation of services for delinquent subscribers, but increased 25.6% YoY to KRW 110.9 billion.
- Revenues from Enterprise Network Services was at the same level of 1Q02, and increased 29.9% YoY to KRW 32.2 billion.
- EBITDA margin improved to a positive 33.6% from a positive EBITDA margin of 33.0% in 1Q02, and from a positive 6.5% EBITDA margin in 2Q01.
- The Company has continued to record a positive operating income of KRW 5.0 billion in 2Q02 for the most recent two consecutive quarters.

Main Topics Discussed in This Release

- **Business Outlook**
- **Operating Highlights**
- **2Q02 Financial Results:** ***Quarter-over-Quarter and Year-over-Year Comparison***

The statements included in this news release that are not historical in nature are "forward-looking

statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Korea Thrunet cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in Korea Thrunet's filings with the United States Securities and Exchange Commission.

Business Outlook

Corporate Restructuring Plans Being on Track as Scheduled

Since the second half of 2001, Korea Thrunet has been successfully implementing a series of corporate restructuring plans. In 2001, in aiming to focus on its broadband Internet access and enterprise network business, the Company sold such assets as equity stakes in a number of system operators and real estate holdings.

Starting in 2Q 2002, the Company entered a new phase of restructuring plans to focus on the broadband Internet access business in order to enhance Thrunet's operating efficiency and improve the Company's financial structure. As a part of the newly staged restructuring plans, the Company entered into an asset transfer agreement with SK Global, Co., Ltd. ("SKG") on July 5, 2002 to transfer to SKG a portion of its assets relating to its domestic leased line business, including its local fiber optic network and related equipment. Through this asset transfer, the Company plans to raise KRW 355.6 billion. The contract is expected to close within the third quarter of 2002.

The Company completed the sale of a portion of its own HFC network, including related equipment used with the HFC Network, to Powercomm Corporation ("Powercomm") on August 6, 2002. The total sale price for the assets transferred to Powercomm was KRW 45 billion. Additionally, the Company sold its headquarter building in Seoul to Carlyle Asia Real Estate LLC at KRW 38 billion on August 16, 2002. In total, the Company plans to raise approximately KRW 438.6 billion, of which it has already raised KRW 83.0 billion to date through the sale of its HFC network and headquarter building.

Rationale for Restructuring Plan

The leased line and broadband Internet access markets in Korea are highly competitive. In the leased line market, KT Corporation ("KT") and Powercomm are the dominant players, with over 75% of the market share. Other players, including Korea Thrunet, each maintain less than 10% of the market share. With KT and Powercomm monopolizing the leased line market and, hence leaving insufficient growth potential for other players, the Company has decided to focus more greatly on its broadband Internet access business that has higher growth potential. Given this competitive market environment, the Company therefore has needed to optimize the utilization of its assets and improve its operating efficiency.

The restructuring plan should also enable Thrunet to restore stability to its financial structure, especially in terms of the balance sheet, by lowering its debt level and enhancing its cash liquidity. Facilities-based telecommunications services companies typically require large investments in the initial stage of the business. Over the past couple of years, the Company had to rely heavily on debt financing for investment due to unfavorable conditions of the stock market. This has negatively impacted the balance sheet of the Company, even though the Company has been showing improvements in profitability by recording positive EBITDA in 4Q

2000 and positive operating income in 1Q 2002.

Following Completion of Restructuring Plans
Korea Thrunet plans to achieve the following two objectives with the successful completion of its assets sales. The first objective of the Company's restructuring plans is to improve its financial structure by lowering its debt level, which would lead to a decrease in the total liabilities-to-total equity ratio. The Company expects to meet its debt services and debt repayment obligations due this year with a majority of proceeds from assets sales. In addition, Thrunet is also talking to its major creditors who are owed an aggregate amount of at least KRW 10 billion to convert their debt into equity. Thrunet is additionally seeking to raise foreign capital in the form of a private placement by the first half of 2003.

Secondly, Korea Thrunet's restructuring plan is designed to maximize its return on investment by focusing on its broadband Internet access business, which maintains a higher growth potential. In this regard, the Company plans to spend some portion of its proceeds from assets sales to further growth of its broadband Internet access business by strengthening sales and marketing and promotional efforts.

Participation in Dacom-Led Consortium to Bid for Powercomm Stakes
Korea Thrunet signed a Memorandum Of Understanding ("MOU") on August 27, 2002 with Dacom Corporation ("Dacom"), a major Korean fixed line telecommunications carrier, to participate in a Dacom-led consortium that is bidding for shares of Powercomm. Korea Electric Power Corporation ("KEPCO") is selling an initial 30% stake in Powercomm and the successful buyer will have an option to buy additional stakes, up to a total of 54%.

Thrunet plans to invest up to KRW10 billion through the Dacom-led consortium. The consortium anticipates that the stake for which it is bidding would give it a significant presence in the management of Powercomm. Thrunet believes that the consortium led by Dacom, a major provider of long-distance and leased line telecommunications services, and supported by Thrunet, a major provider of broadband Internet services, is in a strong position to win the bid for Powercomm shares.

Operating Highlights

Subscriber Base
Korea Thrunet's broadband Internet subscriber base at the end of 2Q02 was 1,302,187. The Company's broadband subscriber number increased 23.9% YoY and decreased 7.0% QoQ. The decrease in subscriber base was mainly due to the Company's policy to terminate the services of delinquent subscribers, who had not paid service fees for over 5 months. During July 2002, the net addition of the Company's subscriber numbers turned to positive again, ending July with 1,305,779 subscribers.

Positive EBITDA and Operating Income
The Company's EBITDA for 2Q02 was KRW 48.0 billion, with an EBITDA margin of 33.6%. The Company recorded positive operating income of KRW 5.4 billion in the first quarter of this year for the first time since its inception and has continued to record positive operating income for two consecutive quarters. Thrunet recorded operating income of KRW 5.0 billion in 2Q02.

EBITDA & EBITDA Margin


(unit:KRW bil.)
60
50
40
30
20
10
0
5.1
8.9
27.1
33.4
48.0
48.0
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

Operating Income (Loss) to Revenue


10
0
-10
-20
-30
-26.9%
-27.0%
-9.3%
-5.7%
3.7%
3.5%
1Q02
2Q02

2Q02 Financial Results

The Company noted that it has decided to announce the earnings release with the financial numbers under the Korean GAAP from the fiscal year 2002 and going forward, instead of using US GAAP financial numbers, as in the past. The main reason for this change in the Company's policy is to provide more timely financial information to the investment community. The Company, as a Korea-based Company, is required to file its financial information with the Korean Financial Supervisory Services under the KGAAP on a quarterly basis. In the past, the Company prepared for KGAAP financial statements and then had to adjust such KGAAP financial numbers to US GAAP. Therefore, inevitably, it would take the Company an unusually long time to prepare the financial information based on US GAAP compared to US-based companies.

Revenues

Revenues in 2Q02 totaled KRW 143.2 billion, which decreased 1.6% from KRW 145.5 billion QoQ, mainly due to a decrease in revenues from broadband Internet access services. Revenues were up 24.9% from KRW 114.6 billion YoY, mainly due to an increase in revenues from broadband access services.

Revenues from **Broadband Internet Access Services** in 2Q02 decreased QoQ by 2.0% to KRW 110.9 billion from KRW 113.1 billion, mainly due to the discontinuation of services for delinquent subscribers. Revenues increased YoY by 25.6% from KRW 88.3 billion in 2Q01, mainly due to the growth of broadband subscriber base.

Revenues from **Enterprise Network Services** in 2Q02 were at the same level of KRW 32.3 billion QoQ, but increased YoY by 29.9% from KRW24.9 billion in 2Q01 due to an increase in the number of lines leased.

Operating Costs
Operating costs, excluding depreciation and amortization costs in 2Q02, increased QoQ by 2.7% to KRW 86.1 billion from KRW 83.8 billion in 1Q02, mainly due to an increase in commission payments.

Selling, General and Administrative Expense (SG&A)
Selling, general and administrative (SG&A) expenses decreased by 34.0% QoQ from KRW 13.7 billion in 1Q02 and by 52.1% YoY from KRW 18.9 billion in 2Q01 to KRW 9.0 billion in 2Q02. The YoY and QoQ decreases are due mainly to a decrease in labor costs and advertising expenses.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) on an Operating Level Basis (Operating Income Before Depreciation & Amortization)
The Company recorded positive KRW 48.0 billion in 2Q02, compared to positive KRW 47.9 billion in 1Q02, and positive KRW 7.4 billion in 2Q01. Also, EBITDA margins improved to a positive 33.6% from a positive EBITDA margin of 33.0% in 1Q02, and from a positive EBITDA margin of 6.5% in 2Q01.

Depreciation and Amortization
Depreciation and amortization expenses increased by 1.1% QoQ, and by 12.2% YoY to KRW 43.0 billion in 2Q02. The QoQ and YoY increases reflected marginal increases in the investment in equipment and reinforcement of the existing network infrastructures.

Operating Income/Losses
Operating Income was positive in 2Q02 with KRW 5.0 billion compared to KRW 5.4 billion in 1Q02. Operating income decreased by 6.9% QoQ but was substantially improved YoY from a negative KRW 30.9 billion. Operating margin decreased from 3.7% in 1Q02, but improved from a negative 27.0% in 2Q01 to 3.5% in 2Q02.

Non-Operating Income/Losses
Non-operating loss was KRW 25.6 billion in 2Q02, down by 9.5% QoQ from KRW 28.3 billion in 1Q02, and down by 68.4% YoY from KRW 81.2 billion in 2Q01. The YoY improvement was mainly due to a loss from the cancelled contract with Onse Telecom for international bandwidth, which was a non-recurring extraordinary item. The QoQ improvement was mainly due to an increase in the gain on foreign exchange transactions, despite a decrease in interest income.

Net Loss
The Company showed improvement in its net loss, recording KRW 20.6 billion in 2Q02, compared to KRW 22.9 in 1Q02 and KRW 112.1 billion in 2Q01. Net loss as a percentage of total revenues was a negative 14.4% in 2Q02, compared to a negative 15.8% in 1Q02 and a negative 97.8% in 2Q01.

Company Information

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services and enterprise network services in Korea. The first to offer broadband Internet services

in Korea, with 1,305,779 paying end-users at the end of July 2002, Korea Thrunet currently passes over 8.3 million homes. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. On the enterprise network side, Korea Thrunet provides dedicated leased line services to more than 970 corporate customers, with major Korean telecommunications companies such as SK Telecom accounting for a substantial majority of enterprise network revenues.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.
Phone: 822-3488-8058 Fax: 822-3488-8511 http://www.thrunet.com

thrunet

KOREA THRUNET CO., LTD.
BALANCE SHEETS (Unaudited, K GAAP)
As of June 30, 2002, June 30, 2001 and March 31, 2002
(In thousands of Korean Won and U.S. Dollars, except share data)

	6/30/02 (Unaudited)			6/30/01 (Unaudited)		3/31/02 (Unaudited)	
	USD	KRW	%	KRW	%	KRW	%
ASSETS							
Current assets :							
Cash and cash equivalents	22,955	27,660,255	1.8%	18,689,821	1.3%	35,546,387	2.3%
Marketable securities	22	26,880	0.0%	236,525	0.0%	26,880	0.0%
Accounts receivable, net of allowance for doubtful accounts	65,238	78,611,343	5.3%	57,069,446	4.0%	86,332,885	5.5%
Prepaid value-added taxes	-	-	0.0%	1,006,239	0.1%	-	0.0%
Prepaid expenses	1,795	2,162,681	0.1%	1,849,956	0.1%	3,136,367	0.2%
Other receivables	14,207	17,119,415	1.1%	5,807,314	0.4%	15,272,458	1.0%
Other current assets	25,881	31,187,198	2.1%	27,894,342	1.9%	44,920,832	2.9%
Total current assets	130,098	156,767,772	10.5%	112,553,643	7.8%	185,235,889	11.8%
Investments	141,777	170,841,805	11.4%	160,781,706	11.1%	195,123,448	12.4%
Property and equipment :							
Land	18,572	22,379,623	1.5%	22,379,623	1.5%	22,379,623	1.4%
Buildings and structures	32,289	38,908,831	2.6%	38,377,271	2.7%	38,621,831	2.5%
Communication circuit equipment	508,174	612,349,427	40.9%	563,972,454	39.0%	612,199,935	39.0%
Transmission and communications equipment	535,599	645,397,255	43.1%	545,731,619	37.8%	642,985,443	41.0%
Furniture and tools	9,622	11,593,979	0.8%	11,655,742	0.8%	11,652,360	0.7%
Construction-in-progress	53,012	63,880,039	4.3%	94,672,906	6.6%	51,767,762	3.3%
	1,157,268	1,394,509,154	93.2%	1,276,789,615	88.4%	1,379,606,954	87.9%
Less accumulated depreciation	(255,610)	(308,010,489)	-20.6%	(161,950,164)	-11.2%	(269,903,937)	-17.2%
Net property and equipment	901,658	1,086,498,665	72.6%	1,114,839,451	77.2%	1,109,703,017	70.7%
Intangible assets - net of amortization :							
Intangible asset - Microsoft option	10,560	12,725,082	0.9%	18,625,630	1.3%	14,184,009	0.9%
Software license	7,473	9,004,550	0.6%	9,123,880	0.6%	9,430,629	0.6%
Web-site development costs	-	-	0.0%	890,253	0.1%	-	0.0%
Other intangible assets	5,992	7,219,342	0.5%	581,000	0.0%	4,767,392	0.3%
	24,025	28,948,974	1.9%	29,220,763	2.0%	28,382,030	1.8%
Other assets	44,589	53,730,306	3.6%	27,337,537	1.9%	50,999,827	3.2%
Total assets	1,242,147	1,496,787,522	100.0%	1,444,733,100	100.0%	1,569,444,211	100.0%

thrunet

KOREA THRUNET CO., LTD.
BALANCE SHEETS (Unaudited, K GAAP)
As of June 30, 2002, June 30, 2001 and March 31, 2002
(In thousands of Korean Won and U.S. Dollars, except share data)

	6/30/02 (Unaudited)			6/30/01 (Unaudited)		3/31/02 (Unaudited)	
	USD	KRW	%	KRW	%	KRW	%
LIABILITIES AND STOCKHOLDERS' EQUITY							
Current liabilities :							
Short-term borrowings	24,398	29,400,000	2.0%	57,747,561	4.0%	26,951,205	1.7%
Current portion of long-term debt	128,327	154,634,389	10.3%	33,789,146	2.3%	101,578,990	6.5%
Current portion of bonds	48,655	58,629,424	3.9%	126,041,364	8.7%	84,901,422	5.4%
Current portion of capital lease obligations	12,401	14,942,740	1.0%	13,309,196	0.9%	14,127,376	0.9%
Accounts payable	241,405	290,893,446	19.4%	280,173,786	19.4%	263,420,615	16.8%
Accrued expenses	21,876	26,361,139	1.8%	31,339,397	2.2%	29,484,392	1.9%
Other current liabilities	71,014	85,572,564	5.7%	911,811	0.1%	97,496,376	6.2%
Total current liabilities	548,076	660,433,702	44.1%	543,312,261	37.6%	617,960,376	39.4%
Bonds	283,461	341,569,991	22.8%	515,735,463	35.7%	339,095,474	21.6%
Long-term debt, excluding current portion	184,980	222,901,166	14.9%	249,971,721	17.3%	297,513,555	19.0%
Capital lease obligations, excluding current portion	4,929	5,939,169	0.4%	13,169,468	0.9%	7,360,112	0.5%
Retirement and severance benefits	2,472	2,978,297	0.2%	3,346,004	0.2%	2,329,813	0.1%
Other long-term liabilities	117,758	141,898,456	9.5%	18,965,900	1.3%	160,825,433	10.2%
Total liabilities	1,141,676	1,375,720,781	91.9%	1,344,500,817	93.1%	1,425,084,763	90.8%
Stockholders' equity :							
Common stock of W2,500 par value, authorized 400,000,000 shares issued and outstanding 154,736,767 shares	321,031	386,841,918	25.8%	245,014,645	17.0%	386,841,918	24.6%
Additional paid-in capital	238,496	287,387,589	19.2%	280,698,347	19.4%	287,176,397	18.3%
Accumulated deficit	(459,085)	(553,197,364)	-37.0%	(422,690,250)	-29.3%	(532,580,693)	-33.9%
Accumulated other comprehensive income (loss)	29	34,598	0.0%	(2,790,459)	-0.2%	2,921,826	0.2%
Total stockholders' equity	100,471	121,066,741	8.1%	100,232,283	6.9%	144,359,448	9.2%
Total liabilities and stockholders' equity	1,242,147	1,496,787,522	100.0%	1,444,733,100	100.0%	1,569,444,211	100.0%

(Note): USD translation rate: 1,205 KRW to a U.S. dollar (Noon buying rate in the City of New York as of June 28, 2002)

thrunet

KOREA THRUNET CO., LTD.
STATEMENTS OF OPERATIONS (Unaudited, K GAAP)
For the Three Months Ended June 30, 2002, June 30, 2001 and March 31, 2002
(In thousands of Korean Won and U.S. Dollars)

	Year-over-year Comparison						Sequential Comparison		
	6/30/02 (Unaudited)			6/30/01 (Unaudited)			3/31/02 (Unaudited)		
	USD	KRW	% of sales	KRW	% of sales	YOY Chg %	KRW	% of sales	QOQ Chg %
Revenues :									
Broadband Internet Access Services	92,016	110,879,108	77.4%	88,283,763	77.0%	25.6%	113,127,479	77.8%	-2.0%
Enterprise Network Services	26,795	32,287,563	22.6%	24,859,060	21.7%	29.9%	32,341,328	22.2%	-0.2%
Portal Services	-	-	0.0%	1,468,115	1.3%	-100.0%	-	0.0%	0.0%
	118,811	143,166,671	100.0%	114,610,938	100.0%	24.9%	145,468,807	100.0%	-1.6%
Costs and expenses :									
Operating costs, excluding depreciation and amortization									
Labor	2,895	3,488,458	2.4%	3,996,470	3.5%	-12.7%	2,685,062	1.8%	29.9%
Rental	30,144	36,323,441	25.4%	38,000,874	33.2%	-4.4%	35,167,672	24.2%	3.3%
Commission	25,834	31,129,420	21.7%	28,472,843	24.8%	9.3%	29,598,396	20.3%	5.2%
Installation fees	6,466	7,790,988	5.4%	10,379,304	9.1%	-24.9%	8,885,547	6.1%	-12.3%
Repairs	4,879	5,879,656	4.1%	6,134,709	5.4%	-4.2%	5,528,139	3.8%	6.4%
Other	1,225	1,476,347	1.0%	1,292,942	1.1%	14.2%	1,947,106	1.3%	-24.2%
	71,443	86,088,310	60.1%	88,277,142	77.0%	-2.5%	83,811,942	57.6%	2.7%
Selling, general and administrative									
Labor	957	1,153,382	0.8%	2,194,844	1.9%	-47.5%	3,005,118	2.1%	-61.6%
Advertising	1,071	1,290,970	0.9%	3,949,224	3.4%	-67.3%	3,013,674	2.1%	-57.2%
Fees and charges	1,702	2,050,726	1.4%	3,671,352	3.2%	-44.1%	1,765,481	1.2%	16.2%
Sales commissions	180	217,258	0.2%	437,345	0.4%	-50.3%	217,870	0.1%	-0.3%
R&D costs	112	134,968	0.1%	385,152	0.3%	-65.0%	408,922	0.3%	-67.0%
Bad debt expenses	1,650	1,988,503	1.4%	1,951,506	1.7%	1.9%	1,712,195	1.2%	16.1%
Other	1,833	2,208,003	1.5%	6,296,324	5.5%	-64.9%	3,584,270	2.5%	-38.4%
	7,505	9,043,810	6.3%	18,885,647	16.5%	-52.1%	13,707,530	9.4%	-34.0%
Depreciation and amortization	35,697	43,014,836	30.0%	38,341,604	33.5%	12.2%	42,559,257	29.3%	1.1%
	114,645	138,146,956	96.5%	145,504,393	127.0%	-5.1%	140,078,729	96.3%	-1.4%
Operating income (loss)	4,166	5,019,715	3.5%	(30,893,455)	-27.0%	-116.2%	5,390,078	3.7%	-6.9%

thrunet

KORKA THRUNET CO., LTD.
STATEMENTS OF OPERATIONS (Unaudited, K GAAP)
For the Three Months Ended June 30, 2002, June 30, 2001 and March 31, 2002
(In thousands of Korean Won and U.S. Dollars)

	Year-over-year Comparison						Sequential Comparison		
	6/30/02 (Unaudited)			6/30/01 (Unaudited)			3/31/02 (Unaudited)		
	USD	KRW	% of sales	KRW	% of sales	YOY Chg %	KRW	% of sales	QOQ Chg %
Other income (expense) :									
Interest income	426	513,901	0.4%	2,044,282	1.8%	-74.9%	2,211,646	1.5%	-76.8%
Interest expense	(18,875)	(22,744,874)	-15.9%	(24,813,905)	-21.7%	-8.3%	(21,592,240)	-14.8%	5.3%
Gain (loss) on foreign exchange transaction, net	5,714	6,884,850	4.8%	(1,130,842)	-1.0%	-708.8%	34,851	0.0%	19655.1%
Loss on disposition of investments, net	(296)	(356,124)	-0.2%	(18,154,150)	-15.8%	-98.0%	(562,114)	-0.4%	-36.6%
Gain on disposition of intangible assets, net	-	-	0.0%	944,775	0.8%	-100.0%	-	0.0%	N/A
Impairment loss on investments	(4,867)	(5,864,331)	-4.1%	-	0.0%	N/A	(1,279,742)	-0.9%	358.2%
Loss on disposition of property and equipment, net	(3)	(4,143)	0.0%	(4,978,211)	-4.3%	-99.9%	(9,582)	0.0%	-56.8%
Loss on disposition of accounts receivable, net	(3,040)	(3,663,258)	-2.6%	-	0.0%	N/A	(2,756,935)	-1.9%	32.9%
Equity in loss of affiliates, net	(4,411)	(5,315,340)	-3.7%	(7,463,791)	-6.5%	-28.8%	(6,323,689)	-4.3%	-15.9%
Loss on cancellation of contract	-	-	0.0%	(28,330,184)	-24.7%	-100.0%	-	0.0%	N/A
Other, net	4,077	4,912,933	3.4%	635,629	0.6%	672.9%	1,948,881	1.3%	152.1%
	(21,275)	(25,636,386)	-17.9%	(81,246,397)	-70.9%	-68.4%	(23,328,924)	-19.5%	-9.5%
Net loss	(17,109)	(20,616,671)	-14.4%	(112,139,852)	-97.8%	-81.6%	(22,938,846)	-15.8%	-10.1%
Per Share Data :									
Basic and diluted net loss per common share	(0.11)	(133)		(1,144)		-88.4%	(189)		-29.6%

(Note): USD translation rate: 1,205 KRW to a U.S. dollar (Noon buying rate in the City of New York as of June 28, 2002)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Thrunet Co., Ltd.

Date: August 30, 2002

By: [signature]
Name: Yong S. Lee
Title: Head of IR Team